FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of October 2002

Lafarge

(Translation of registrant’s name into English)

61, rue des Belles Feuilles
75116 Paris

France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Two press releases dated October 31, 2002, (i) announcing sales for the nine months ended
September 30, 2002, and (ii) announcing volumes for the nine months ended September 30, 2002.

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, October 31, 2002
Sales at September 30, 2002:

• Sales up 15.2% to €11,251 million from €9,769 million in 2001, including €1,712 million due to scope of consolidation changes

• Sales up 0.7%, excluding foreign exchange and scope of consolidation effects

Sales increase
The growth in sales arose mainly as a result of the scope change impacting the Group, particularly for the Cement Division, which posted a gross increase in sales of 29.7%. The scope effect of former Blue Circle operations, consolidated since July 11, 2001, amounts to €1,583 million. The sales report by Division, excluding foreign exchange and scope effect, is as follows:

CEMENT: up 2.9%
Sales of Cement grew by 2.9% (+8.6% in the first quarter, +0.35% in the second and +3.4% in the third). Business was favorable in all Western European countries with the notable exception being Germany where prices fell. In Central and Eastern Europe, sales advanced on the back of a strong third quarter in Poland and Romania. In North America, sales came in marginally lower (-0.72%) than at September 30, 2001 due to lower volumes at stable prices. In other regions, sales increased slightly.

AGGREGATES & CONCRETE: down 1.4%
Sales of the Division were down 1.4% from September 30, 2001 (+1,3% in the first quarter, -1,5% in the second and -2.2% in the third). Aggregates sales posted a decline of 4.8% largely due to market trends in the North American market. Concrete sales were up 2%, with a strong growth in France and a decline in North America.

ROOFING: down 5.1%
Roofing sales came in 5.1% lower than September 30, 2001 (-8% in the first quarter, -2.2% in the second and -5.9% in the third). Sales in Europe declined, particularly in Germany in the third quarter, while in Asia, sales continued to progress.

GYPSUM: up 8.4%
The 8.4% increase in sales (+6.7% in the first quarter, +12% in the second and +7% in the third) is mainly due to volume and price increases in North America (+42% in prices), and a good increase in sales in Asia Pacific. In Europe, sales were stable in a mixed economic environment; weakness in Germany and Poland were offset by increases in the rest of Europe.

CONSOLIDATION EFFECTS: up 18.1% (€1,712 MILLION)
Sales resulting from acquisitions amounted to €1,840 million while disposals had a negative impact on sales of €128 million.

FOREIGN EXCHANGE EFFECT: down 3.6% (€–294 MILLION)
A negative foreign exchange translation effect impacted sales denominated principally in the following currencies: US and Canadian dollar (€136 million), Brazilian real (€45 million) and South African rand (€40 million).

Consolidated sales at September 30, 2002

	September 30, 2002 € million	September 30, 2001 € million	Change	At constant scope and foreign exchange

Cement	5,433	4,188	+29.7%	+2.9%
Aggregates & Concrete	3,612	3,418	+5,7%	-1,4%
Roofing	1,157	1,177	-1.7%	-5,1%
Gypsum	878	806	+8.9%	+8.4%
Other	171	180	-4.5%	-6.9%
TOTAL	11,251	9,769	+15.2%	+0.7%

Group’s position on asbestos
In the context of recent rumors, Lafarge Group confirms it has not received any claims related to the production or sale of products which would have contained asbestos either in North America or in the rest of the world.

Lafarge is the world leader in building materials, and employs 83,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €13.7 billion in 2001. More information is available on: www.lafarge.com

PRESS CONTACTS:	INVESTOR RELATIONS:
Denis Boulet: 33-1 44-34-94-14	James Palmer: 33-1 44-34-11-26
denis.boulet@lafarge.com	james.palmer@lafarge.com

Véronique Doux: 33-1 44 34 19 47	Danièle Daouphars: 33-1 44 34 11 51
veronique.doux@lafarge.com	daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document filed with the French COB under the reference number D02-162 and updated under the reference number D02-162/A1, and its annual report on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

LAFARGE
Sales volumes
by destination
YTD September

Cement

(million t)	2002 Q3	2001 Q3	2002/2001

Group	80.4	61.4	31.1%

Western Europe	24.8	17.4	42.5%
Central and Eastern Europe	5.3	4.4	22.5%
Emerging Mediterranean	8.3	8.4	-1.2%
North America	13.5	11.6	16.4%
Latin-Central America & the Carribbean	4.9	4.6	6.9%
Asia	14.6	8.5	71.4%
Sub Saharan Africa	7.0	5.4	29.6%
Trading	2.0	1.1	76.4%

Aggregates

(million t)	2002 Q3	2001 Q3	2002/2001

Group	145.9	144.6	0.8%

Western Europe	54.4	57.3	-5.1%
North America	78.4	76.9	2.0%
Other countries	13.0	10.4	25.3%

Concrete

(million m3)	2002 Q3	2001 Q3	2002/2001

Group	27.1	22.1	22.7%

Western Europe	11.3	10.7	5.5%
North America	8.1	6.6	23.8%
Other countries	7.7	4.8	59.2%

Roofing products

(million m²)	2002 Q3	2001 Q3	2002/2001

Concrete Roof Tile
Europe	55.6	58.9	-5.5%
North America	14.0	15.6	-10.3%
Others	25.9	23.4	11.0%
Clay Roof Tile
Europe	18.2	19.3	-5.7%
Asia	0.7	0.1	—
Chimneys (kms)	2	2.1	-4.6%

LAFARGE
Sales volumes
(including 2001BCI volumes(management account data))
by destination
YTD September

Cement

(million t)	2002 Q3	2001 Q3	2002/2001

Group	80.4	78.6	2.3%

Western Europe	24.8	25.5	-2.8%
Central and Eastern Europe	5.3	4.7	14.8%
Emerging Mediterranean	8.3	8.7	-5.1%
North America	13.5	13.5	0.0%
Latin-Central America & the Carribbean	4.9	5.2	-5.7%
Asia	14.6	13.2	11.2%
Sub Saharan Africa	7.0	6.8	3.8%
Trading	2.0	1.1	76.4%

Aggregates

(million t)	2002 Q3	2001 Q3	2002/2001

Group	145.9	151.9	-4.0%

Western Europe	54.4	57.4	-5.3%
North America	78.4	82.7	-5.1%
Other countries	13.0	11.9	9.8%

Concrete

(million m3)	2002 Q3	2001 Q3	2002/2001

Group	27.1	27.2	-0.2%

Western Europe	11.3	11.5	-1.5%
North America	8.1	8.6	-5.5%
Other countries	7.7	7.1	8.2%

Roofing products

(million m²)	2002 Q3	2001 Q3	2002/2001

Concrete Roof Tile
Europe	55.6	58.9	-5.5%
North America	14.0	15.6	-10.3%
Others	25.9	23.4	11.0%
Clay Roof Tile
Europe	18.2	19.3	-5.7%
Asia	0.7	0.1	—
Chimneys (kms)	2.0	2.1	-4.6%

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2002		Lafarge (Registrant)
	By:	/s/ Jean-Pierre Cloiseau

Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance